June 27, 2025

Via Edgar

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Abe Friedman
Adam Phippen
Nicholas Nalbantian
Taylor Beech

Re:	Fitness Fanatics Ltd
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted June 13, 2025 CIK No. 0002065232

Ladies and Gentlemen:

On behalf of our client, Fitness Fanatics Ltd, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated June 23, 2025 on the Company’s amendment No.1 to draft registration statement on Form F-1 submitted on June 13, 2025. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments from its letter dated June 23, 2025 are repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form F-1

Risk Factors Risks Related to Jurisdictions in Which We Operate

The PRC government’s significant oversight and discretion over the business operations and corporate structure of our subsidiaries in..., page 35

1.	We note your response to prior comments 5 and 7 and reissue in part. We acknowledge the addition of this risk factor to highlight the risks associated with having business operations and corporate structure subsidiaries in mainland China. Please amend this risk factor to also disclose that the legal and operational risks associated with operating in China also apply to operations in Hong Kong and remove the statement that you are not a China-based issuer given your operations in both mainland China and Hong Kong. In addition, please amend your disclosure elsewhere in the registration statement to note that legal operational risks also apply to Hong Kong, rather than “may” apply to Hong Kong.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the referenced disclosure on the cover page and on pages 10 and 35 of the Revised Draft Registration Statement.

Concord & Sage PC. Email: info@concordsage.com

1360 Valley Vista Dr, Suite 140, Diamond Bar CA 91765

Note 15. Related Party Balance and Transactions, page F-32

2.	We have reviewed your revisions in response to prior comment 18 and reissue the comment. Please tell us your consideration of classifying the cash flows from “Amounts due from directors” and “Amounts due from related parties” as investing activities in your Combined Statements of Cash Flows pursuant to ASC 230-10-45- 12a. and 13a.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 50, 57 and F-6 of the Revised Draft Registration Statement.

Exhibits

3.	We acknowledge the inclusion of Exhibits 10.1 and 10.2. The exhibits contain multiple redacted items. If you intend to redact information pursuant to Item 601(b)(10)(iv) of Regulation S-K, please revise to mark the exhibit index to indicate, if true, that portions of the exhibit have been omitted, and include a footnote to state that certain information has been excluded from relevant exhibits because it is both not material and the type of information that the registrant treats as private or confidential.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 159 of the Revised Draft Registration Statement and included a footnote to state that certain confidential information contained in the relevant exhibit, has been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K, because it (i) is not material and (ii) would be competitively harmful if publicly disclosed.

Very truly yours,

/s/ Kyle Leung
Name:	Kyle Leung
Partner
Concord & Sage PC

Concord & Sage PC. Email: info@concordsage.com

1360 Valley Vista Dr, Suite 140, Diamond Bar CA 91765